UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC FILE NUMBER 001-34364
CUSIP NUMBER 67623C109

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR
For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Office Properties Income Trust
Full Name of Registrant

Former Name if Applicable

Two Newton Place, 255 Washington Street, Suite 300
Address of Principal Executive Office (Street and Number)

Newton, Massachusetts 02458-1634
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Office Properties Income Trust, or the Company, is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, or the Form 10-Q, by the prescribed due date without unreasonable effort or expense because the Company requires additional time to complete the documentation and reviews required to finalize timely the Form 10-Q as a result of the Company’s focus on finalizing its previously disclosed Chapter 11 bankruptcy proceedings, or the Chapter 11 Cases.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Brian E. Donley	(617)	796-8339
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	The Company has not filed its quarterly report on Form 10-Q for the quarter ended September 30, 2025. The Company has not filed its annual report on Form 10-K for the year ended December 31, 2025.		Yes ☐ No ☒

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a net loss of $93.0 million for the three months ended March 31, 2026 compared to a net loss of $45.9 million in the three months ended March 31, 2025 in its Form 10-Q for the quarter ended March 31, 2026. The decline as compared to the prior year period is due primarily to ongoing reorganization expenses of $59.5 million related to retaining and paying professional fees to certain firms approved by the Bankruptcy Court in connection with the Company’s previously disclosed Chapter 11 Cases. Interest expense declined by $11.2 million related to the implementation of ASC, Topic 852, Reorganizations as a result of the Chapter 11 Cases, pursuant to which we ceased recognition of interest expense on our senior unsecured notes and wrote off unamortized discounts and issuance costs related to liabilities subject to compromise.

Cautionary Note Regarding Forward-Looking Statements

This filing contains “forward-looking” statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever the Company uses words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “will,” “may,” and negatives or derivatives of these or similar expressions, the Company is making forward-looking statements. These forward-looking statements are based upon the Company’s present intent, beliefs, or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by the Company’s forward-looking statements as a result of various factors. Forward-looking statements include, without limitation, statements related to the expected financial results for the quarter ended March 31, 2026, their comparability to other periods, the Chapter 11 Cases and the timing of any of the foregoing. Forward-looking statements are based on the Company’s current expectations, assumptions, and estimates and are subject to risk, uncertainties, and other important factors that are difficult to predict and that could cause actual results to differ materially and adversely from those expressed or implied.

The information contained in the Company’s filings with the SEC, including under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 and subsequent filings with the SEC, or incorporated herein or therein, identifies other important factors that could cause differences from our forward-looking statements. The Company’s filings with the SEC are available on the SEC’s website at www.sec.gov.

You should not place undue reliance upon the Company’s forward-looking statements.

Except as required by law, the Company does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Office Properties Income Trust
(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2026	By:	/s/ Brian E. Donley
Brian E. Donley
Chief Financial Officer and Treasurer